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                                                                    EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULE


We consent to the incorporation by reference in Registration Statements No. 33-87080 and No. 333-09439 on Form S-8 of our report dated October 11, 1996, appearing in this Annual Report on Form 10-K of EPIC Design Technology, Inc. for the year ended September 30, 1996.

Our audits of the financial statements referred to in our aforementioned report also included the financial statement schedule of EPIC Design Technology, Inc., listed in Item 14(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP

San Jose, California
November 27, 1996